                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article relating to the Merger discusses a shareowner letter and financial presentation filed by HP with the SEC and delivered to HP investors. The article is posted on HP's internal web site.

SEC FILING

HEWLETT-PACKARD FILES NEW DOCUMENTS WITH THE SEC THAT PROVIDE MORE INFORMATION REGARDING THE BENEFITS OF THE HP-COMPAQ MERGER.

On December 19, Hewlett-Packard filed a letter to HP shareowners and a slide set, "HP Position on Compaq Merger," with the U.S. Securities and Exchange Commission (SEC).

Signed by HP CEO Carly Fiorina and Compaq CEO Michael Capellas, the shareowner letter reaffirms both boards' conviction in the merger.

"We wanted to take this opportunity to inform you that as we move through the regulatory approval process and complete our proxy statement filing," states the letter, "we will be communicating directly and fully to all shareowners about why this transaction represents the very best way to create value for shareowners, customers and employees."

The "HP Position on Compaq Merger" document provides additional details about the merger, including how the merger:

     o provides a unique opportunity to address multiple strategic challenges;

     o    creates a fundamentally stronger company; and

     o    has compelling financial benefits for the company and shareowners.

Also included in the document are some summary observations on Walter Hewlett's SEC filings regarding the merger.

"Your Board of Directors and management, together with outside experts," the letter concludes, "has engaged in a deep and thorough analysis of this merger and remain convinced this combination represents the single best way to drive industry leadership and growth."

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including creation of benefits and opportunities; industry and customer trends; sources and rates of future growth of both our business and markets generally; improved profitability and operating margins; future earnings and accretion to earnings and/or share price; achievement of synergies; overall revenue impact of the merger and segment contribution margins; execution of integration; differentiation against competitors; improvements to operating model, cost structure and customer access; planned strategies and objectives of future operations; and statements of belief or assumptions regarding any of the foregoing, whether express or implied.

The risks, uncertainties and assumptions referred to above include the challenges of integration and restructuring associated with the merger and achieving anticipated synergies; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the possibility that the merger may not close or that HP or Compaq may be required to modify some aspects of the merger in order to obtain regulatory approvals; the difficulty of maintaining pro forma market share and revenue following the merger. These risks and other risks that may impact the forward-looking statements in this document are described further in HP's SEC reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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